Exhibit 12(b)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2015	2014	2013	2012
Earnings, as defined:
Income Before Income Taxes	$552	$416	$423	$317	$204
Total fixed charges as below	141	139	131	117	107
Total earnings	693	555	554	434	311

Fixed charges, as defined:
Interest charges (a)	137	135	127	113	104
Estimated interest component of operating rentals	4	4	4	4	3
Total fixed charges (b)	141	139	131	117	107

Ratio of earnings to fixed charges	4.9	4.0	4.2	3.7	2.9

Preferred stock dividend requirements on a pre-tax basis	$—	$—	$—	$—	$6
Fixed charges, as above	141	139	131	117	107
Total fixed charges and preferred stock dividends	$141	$139	$131	$117	$113
Ratio of earnings to combined fixed charges and preferred stock dividends	4.9	4.0	4.2	3.7	2.8

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

(b)	Interest on unrecognized tax benefits is not included in fixed charges.